Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-122208
Prospectus Supplement
Number 7
14,032,896 Shares
Great Wolf Resorts, Inc.
Common Stock

     This prospectus supplement relates to the public offering of up to 14,032,896 shares of common stock by some of our existing shareholders, as described in the prospectus dated April 18, 2006, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

     You should carefully consider the risk factors described beginning on page 12 of the accompanying prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 29, 2006.
Recent Developments
On November 20, 2006, we filed the following Current Report on Form 8-K with the United States Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): November 20, 2006
Great Wolf Resorts, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-51064	51-0510250

(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

122 West Washington Ave, Madison,
Wisconsin	53703

(Address of principal executive	(Zip Code)
offices)
Registrant’s telephone number, including area code: 608-661-4700
Not Applicable
Former name or former address, if changed since last report
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Item 9.01 Financial Statements and Exhibits
SIGNATURES
Exhibit Index
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On November 20, 2006, Edward H. Rensi was elected to serve on the Board of Directors of Great Wolf Resorts, Inc. (the “Company”) as a new independent director. Mr. Rensi becomes the seventh member of the Company’s Board of Directors.
Mr. Rensi is not a party to any arrangement or understanding with any person pursuant to which Mr. Rensi was elected as a director, nor is Mr. Rensi a party to any transaction, or series of transactions, required to be disclosed pursuant to Item 404(a) of Regulation S-K.
A copy of the press release announcing Mr. Rensi’s election to the Board of Directors is attached hereto as Exhibit 99.1.
On November 21, 2006, Joseph V. Vittoria was elected to serve on the Board of Directors of the Company as a new independent director. Mr. Vittoria becomes the eighth member of the Company’s Board of Directors. Mr. Vittoria was also appointed Chairman of the Board of Directors.
Mr. Vittoria is not a party to any arrangement or understanding with any person pursuant to which Mr. Vittoria was elected as a director, nor is Mr. Vittoria a party to any transaction, or series of transactions, required to be disclosed pursuant to Item 404(a) of Regulation S-K.
A copy of the press release announcing Mr. Vittoria’s election to the Board of Directors and appointment as Chairman is attached hereto as Exhibit 99.2.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits
99.1 Press release dated November 20, 2006.
99.2 Press release dated November 21, 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Great Wolf Resorts, Inc.

November 22, 2006	By:	/s/ J. Michael Schroeder

Name: J. Michael Schroeder
Title: Secretary

Exhibit Index

Exhibit
No.	Description
99.1	Press release dated November 20, 2006

99.2	Press release dated November 21, 2006

For Immediate Release

Contact:	Alex Lombardo	Jennifer Beranek
	Investors	Media
	(703) 573-9317	(608) 661-4754
Great Wolf Resorts Elects Edward H. Rensi to Board of Directors
MADISON, Wis., November 20, 2006—Great Wolf Resorts, Inc. (NASDAQ: WOLF), North America’s leading family of indoor waterpark resorts, today announced that Edward H. Rensi has been elected to the company’s board of directors.
Rensi spent 33 years at McDonald’s, where he rose from grill man up through the management ranks to positions of increasing scope and responsibility, as regional vice president, senior vice president operations and training, senior executive vice president, chief operating officer of McDonald’s World Wide, and, from 1984 to 1998, president and CEO of McDonald’s USA. Following his retirement from McDonald’s in 1998, Rensi began a second career as chairman and CEO of Team Rensi Motorsports, where he applies the marketing and motivational skills he honed in the corporate world to the sport of NASCAR auto racing.
“Ed’s comsumer and entertainment experience will add greatly to the strength of our board,” said John Emery, Great Wolf Resorts chief executive officer. “With his extensive background and focus on marketing and service excellence, Ed will be able to provide valuable insight into our brand-building strategy as we work to further establish the first national family waterpark resort nameplate.”
Rensi has been actively involved in numerous charity initiatives throughout his career. In 1988, President Ronald Reagan honored Rensi with the President’s Volunteer Award, which recognized his body of charitable work, including co-founding the world-famous Ronald McDonald House and serving as chairman of the Ronald McDonald Children’s Charities. Rensi’s volunteer work for numerous educational charities was cited in 1997 when he was chosen Italian-American Man of the Year.
Rensi graduated from Ohio State University with a degree in business education. He serves on the boards of directors of Snap On Tools, International Speedway Corporation and the National Italian American Foundation. He also serves on the Compensation Committee for ISC and the Snap On boards.
About Great Wolf Resorts, Inc.
Great Wolf Resorts, Inc.® (NASDAQ: WOLF) is North America’s largest family of indoor waterpark resorts and, through its subsidiaries and affiliates, owns and operates its family resorts under the Great Wolf Lodge® and Blue Harbor Resort™ brands. Great Wolf Resorts is a fully integrated resort company and owns and/or manages Great Wolf Lodge locations in: Wisconsin Dells, Wis.; Sandusky, Ohio; Traverse City, Mich.; Kansas City, Kan.; Williamsburg, Va.; the Pocono Mountains, Pa.; Niagara Falls, Ontario; and Blue Harbor Resort & Conference Center in Sheboygan, Wis. Great Wolf Lodge properties are currently in predevelopment and/or under construction in Mason, Ohio; Grapevine, Texas; and Grand Mound, Wash.
The company’s resorts are family-oriented destination facilities that generally feature 300 to 400 rooms and a large indoor entertainment area measuring 40,000 to 100,000 square feet. The all-suite properties offer a variety of room styles, arcade/game rooms, fitness centers, themed restaurants, spas, supervised children’s activities and other amenities. Additional information may be found on the company’s Web site at www.greatwolf.com.

For Immediate Release

Contact:	Alex Lombardo	Jennifer Beranek
	Investors	Media
	(703) 573-9317	(608) 661-4754
Great Wolf Resorts Elects Joseph V. Vittoria to Be Chairman of Board of Directors
MADISON, Wis., November  , 2006—Great Wolf Resorts, Inc. (NASDAQ: WOLF), North America’s leading family of indoor waterpark resorts, today announced that Joseph V. Vittoria has been elected to the company’s board of directors. Concurrently, Vittoria was named chairman of the board.
Vittoria is the retired chairman and chief executive officer of Travel Services, International, a company he founded and took public in July 1997 and later sold to a large British tour operator. In 1982, he joined Avis, Inc., as chief operating officer, and later was named chairman and chief executive officer. During his tenure, he was responsible for creating the Avis Employee Stock Ownership Plan (ESOP), the largest plan of its kind at that time and long considered a model for companies and governments evaluating employee ownership programs.
His success at Avis led to his selection as the salaried and management representative to the board of United Airlines in 1994 when it created its landmark ESOP. He now is chairman of Puradyn Filter Technologies, Inc. and AutoEurope, Inc.
“Joe has built an impressive career in the travel industry over the past four decades,” said John Emery, chief executive officer. “With his extensive background, in both the public and private arenas, operations grounding and proven leadership ability, he will be an invaluable resource for us as we continue to build recognition for the Great Wolf Resort’s brand and expand and diversify our resort portfolio.”
Active in community-enhancement programs, Vittoria served as a director of the National Crime Prevention Counsel in Washington, D.C. He later served on President Reagan’s Child Safety Partnership in recognition of his efforts on behalf of missing children. He also is a former member of the board of directors of the National Center for Disability Services.
A 40-year travel industry veteran, Vittoria was elected to the Travel Industry Association Hall of Leaders in 2000. He holds a B.S. in civil engineering from Yale University and an M.B.A. from Columbia University.
About Great Wolf Resorts, Inc.
Great Wolf Resorts, Inc.® (NASDAQ: WOLF) is North America’s largest family of indoor waterpark resorts and, through its subsidiaries and affiliates, owns and operates its family resorts under the Great Wolf Lodge® and Blue Harbor Resort™ brands. Great Wolf Resorts is a fully integrated resort company and owns and/or manages Great Wolf Lodge locations in: Wisconsin Dells, Wis.; Sandusky, Ohio; Traverse City, Mich.; Kansas City, Kan.; Williamsburg, Va.; the Pocono Mountains, Pa.; Niagara Falls, Ontario; and Blue Harbor Resort & Conference Center in Sheboygan, Wis. Great Wolf Lodge properties are currently in predevelopment and/or under construction in Mason, Ohio; Grapevine, Texas; and Grand Mound, Wash.
The company’s resorts are family-oriented destination facilities that generally feature 300 to 400 rooms and a large indoor entertainment area measuring 40,000 to 100,000 square feet. The all-suite properties offer a variety of room styles, arcade/game rooms, fitness centers, themed restaurants, spas, supervised children’s activities and other amenities. Additional information may be found on the company’s Web site at www.greatwolf.com.